UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES
EXCHANGE ACT OF 1934
For the Transition period from              to
Commission file number 001-11261

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Retirement and Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

Sonoco Retirement and Savings Plan

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

Grant Thornton LLP
1320 Main Street, Suite 500
Columbia, SC 29201
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
T 803.231.3100
F 803.231.3057
www.GrantThornton.com

To the Participants and the Employee Benefits Committee of
Sonoco Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Sonoco Retirement and Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sonoco Retirement and Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Sonoco Retirement and Savings Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Columbia, South Carolina
June 26, 2017

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Sonoco Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Assets
Investments:
Plan investments at fair value (Note 4)	$683,026	$619,054
Plan investments at contract value (Note 3)	198,949	197,167
Total investments	881,975	816,221

Receivables:
Notes receivable from participants	28,256	27,512
Employer contributions (Note 2)	14,317	13,592
Total receivables	42,573	41,104

Net assets available for benefits	924,548	857,325

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Additions to net assets attributed to:
Net appreciation/(depreciation) in fair value of Plan investments	$71,812	$(9,283)
Interest and dividends on Plan investments	6,198	5,478
Net investment income/(loss) (Note 2)	78,010	(3,805)
Interest income on notes receivable from participants	1,211	1,133

Contributions:
Employer	25,622	24,265
Employee	36,500	34,927
Total contributions (Note 2)	62,122	59,192
Total additions	141,343	56,520

Deductions from net assets attributed to:
Distributions to participants	72,349	73,878
Administrative expenses (Note 5)	1,197	1,654
Total deductions	73,546	75,532

Increase/(Decrease) in net assets available for benefits before transfers to other qualified plans	67,797	(19,012)
Transfers out to other qualified plans (Note 1)	(574)	—
Increase/(Decrease) in net assets available for benefits	67,223	(19,012)
Net assets available for benefits:
Beginning of year	857,325	876,337
End of year	$924,548	$857,325

The accompanying notes are an integral part of these financial statements.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Sonoco Retirement and Savings Plan (the “Plan”), formerly the Sonoco Savings Plan (the “Savings Plan”), is a defined contribution plan covering a majority of U.S. employees of Sonoco Products Company (the “Company” or “Sonoco”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. Effective December 15, 2012, the Sonoco Investment and Retirement Plan ("SIRP") was merged into the Plan. The participants of the SIRP remained subject to terms of the original SIRP plan document regarding eligibility requirements and employer retirement contributions ("Sonoco Retirement Contributions" or "SRC") calculations, which were integrated in the documents for the current Plan with an amended Plan document effective January 1, 2013.

The Company, a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has 318 locations in 33 countries. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”).

On November 7, 2016, the Company completed the sale of its rigid plastic blow molding operations to Amcor Rigid Plastics USA, LLC and Amcor Packaging Canada, Inc. Pursuant to the sale, assets totaling $574,000, representing the participant account balances on the date of the sale, were transferred from the Plan to the Amcor plan.
Participation
Most of the Company’s employees are eligible to participate with respect to Plan benefits other than SRCs upon completion of 30 days of service. However, employees at certain union locations may participate after 30 days of service, but are eligible to receive the Company’s matching and discretionary contributions only after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours, depending on the location.

An employee who was eligible under the terms of the SIRP is eligible to participate in Plan benefits with respect to SRCs from the Company. This includes those employees previously in the Sonoco Pension Plan (the “Pension Plan”), a separate plan sponsored by the Company, who elected to transfer into the SIRP under a one-time option effective January 1, 2010 and non-union employees hired on or after January 1, 2004, as they were ineligible for coverage under the Pension Plan.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Contributions
Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Employee contributions may be pre-tax, after-tax, Roth, or a combination thereof. The maximum annual employee pre-tax contribution for any participant was $18,000 in 2016 and 18,000 in 2015. Participants over age 50 could contribute additional pre-tax contributions up to $6,000 in both 2016 and 2015 subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions and excluding catch-up contributions, were limited to the lesser of $53,000 or 100% of gross pay in both 2016 and 2015. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eleven index funds, a Company stock fund (the “Sonoco Stock Fund”), and a Stable Value Fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.

The Company provides matching and SRC contributions. Matching contributions are made in cash or the Company's common stock in amounts determined annually by the Company’s Board of Directors (the “Board”). For 2016 and 2015, the Company matching contributions were equal to 50% on the first 4% of a non-union participant’s pre-tax contributions. For union participants, the Company matching contributions are determined in accordance with collectively bargained agreements. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. The Board may elect to provide additional matching contributions at its discretion; however, the Board elected no such contributions in 2016 or 2015. SRCs are made by the Company and equal 4% of eligible pay plus 4% of eligible pay in excess of the Social Security wage base to eligible participant accounts. Participants may direct the Recordkeeper, Empower Retirement ("Empower"), formerly J.P. Morgan Retirement Services ("JPM"), to invest any portion of SRCs in the available investment options.

Participant Accounts
For those eligible without respect to Plan benefits other than SRCs, each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. Each participant eligible with respect to SRCs is credited with the annual contribution for service in the previous year and Plan earnings and losses in his or her account. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are vested immediately in both the participant-funded contributions and the Company’s matching contributions and SRCs, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract. Vesting in the Company’s SRCs and earnings thereon are based on years of service. A participant is 100% vested after three years of service or upon reaching age fifty-five, if earlier. The participant’s account is fully payable at retirement with respect to all contributions, including participant and employer matching contributions and SRCs.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 1.    Description of the Plan (Continued)
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000.

For vested retirement contribution accounts, distribution is made as a single lump-sum payment as soon as administratively practicable upon cessation of employment for amounts of $5,000 or less. If the vested value is greater than $5,000, distributions may be deferred until the participant reaches the age of 70 ½. If the participant dies and the balance is less than $5,000, the vested account balance is distributed to the beneficiary as soon as administratively practicable. If the balance is greater than $5,000, the beneficiary may elect to defer distribution of the vested account balance to a later date (distribution cannot be postponed beyond the age of 70 ½ for a spouse or one year for a non-spousal beneficiary). Alternatively, the beneficiary can make an election for a payment option for a complete distribution within five years of the participant’s death.

Notes Receivable from Participants
Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the vested account balance - excluding the portion attributable to SRCs - or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts, excluding any balances related to the SRCs. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (4.75% at December 31, 2016 and 4.25% at December 31, 2015). Interest rates vary from 4.25% to 10.50% for both years ended December 31, 2016 and 2015. Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note. The range of maturity dates for outstanding loans at December 31, 2016 were Jan 2017 to Dec 2036 and Jan 2016 to Dec 2035 at December 31, 2015. Participants are limited to two outstanding loans at any give time.
Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the “Statements of Net Assets Available for Benefits.”
Forfeitures
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Forfeitures of account balances are used to reduce future employer matching contributions and SRCs. For the year ended December 31, 2016, forfeitures totaling approximately $205,000 and $0 were used to reduce employer matching contributions and SRCs, respectively. For the year ended Decemer 31, 2015, forfeitures totaling approximately $98,000 were used to reduce employer matching contributions and $250,000 were used to reduce SRCs. At December 31, 2016 and 2015, the remaining balance in the forfeitures account totaled approximately $606,000 and $48,000, respectively.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.     Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

Most investments of the Plan are reported at fair value. However, fully benefit-responsive investment contracts held by the Plan are reported at contract value as it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in such investment contracts through its Stable Value Fund.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan, and includes both matching contributions and SRCs. As of December 31, matching contributions and SRCs receivable - net of forfeitures - were approximately $250,000 and $14,067,000 respectively, in 2016, and approximately $240,000 and $13,352,000, respectively, in 2015. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Investment Valuation and Income Recognition
Shares of collective trusts are valued at the net asset value of units held at year end. Shares of common stock in the Sonoco Stock Fund are valued at open market values published by the respective stock exchange markets. Individual assets of the Stable Value Fund are comprised of synthetic investment contracts (“SIC”). All security‑backed contracts held by the Fund are fully benefit-responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers. All SIC investments are held in the Stable Value Fund (see Note 3). The Self-Managed Account includes shares of common stock valued at open market values published by the respective stock exchange markets and mutual funds valued at quoted net asset values in their respective active markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded as distributions to participants when paid.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies (Continued)
Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying “Statements of Changes in Net Assets Available for Benefits.” Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the “Statements of Changes in Net Assets Available for Benefits.”
New Accounting Pronouncements
During the year ended December 31, 2016, there were no newly issued nor newly applicable accounting pronouncements that have had, or are expected to have, a material impact on the Plan's financial statements.

In February 2017, the Financial Accounting Standards Board (FASB) issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Employee Benefit Master Trust Reporting, which requires a plan's interest in a master trust and any change in that interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits. The amendments under ASU 2017-06 are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Management does not expect the adoption of ASU 2017-06 to have a material impact on the financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient, which simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient for plans with a fiscal year-end that does not coincide with a month-end. The guidance in this ASU does not apply to the financial reporting for the plan sponsor; it applies only to the plan’s financial statements. The amendments under ASU 2015-12 became effective for the Plan effective January 1, 2016. Part III is not applicable to the Plan, but management has elected to adopt Part I and Part II early.  Accordingly, the amendments were retrospectively applied, resulting in the Plan’s stable value investment (Note 3) being reported only at contract value in the accompanying statements of net assets available for benefits and the removal of certain fair value disclosures related to this investment.  The disclosures of individual investments that represent 5% or more of net assets available for benefits, the net appreciation or depreciation in fair value of investments by general type and the investment strategy for the Plan’s investment measured at NAV have been removed, and the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type versus disaggregating by nature, characteristics and risks.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removed the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient provided by Accounting Standards Codification 820, "Fair Value Measurement." Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. This guidance became effective for the Plan effective January 1, 2016, with retrospective application required for all periods presented. Accordingly, collective trusts are no longer categorized within the fair value hierarchy in Note 4.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Savings Plan and the SIRP Plan. The plans were merged on December 15, 2012, and the Sonoco Retirement and Savings Plan holds the sole interest in the Trust. Although the Master Trust has not been legally dissolved and still exists, the Plan has elected to report investments at the Plan level instead of the Master Trust level as of and for the years ended December 31, 2016 and 2015. GWFS Equities, Inc. ("GWFS") served as trustee of the Plan in 2016 and JPM in 2015. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Plan. At December 31, 2016 and 2015, all investments represent specific interests of the Plan, as the Plan was the sole owner of the investments. Investment options in which the Plan participates include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, S&P Mid-Cap Fund, SSGA Retirement Income Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2040 Fund, SSGA Retirement 2050 Fund, SSGA Retirement 2060 Fund, the Self-Managed Account, Sonoco Stock Fund, and the Stable Value Fund. The Plan participated in the same investments for the year ended December 31, 2016, however, funds may now be invested in the newly available SSGA Retirement 2060 Fund.

S&P 500 Index Fund
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities intended to approximate the Barclay's Capital U.S. Aggregate Bond Index.

Russell 2000 Index Fund
The Russell 2000 Index Fund invests in the 2000 small cap equities that comprise the Russell 2000 Index.

International Stock Index Fund
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

S&P Mid-Cap Fund
The S&P Mid-Cap Fund invests in all stocks in the S&P Mid-Cap 400 Index in proportion to their weighting in the Index.

Self-Managed Account
The Self-Managed Account allows employees to invest in a wide variety of highly diversified mutual funds, common stocks, and cash equivalents held for liquidity purposes. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

SSGA Retirement Income Fund
The SSGA Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 26% equity funds and 74% bond and money market funds as of December 31, 2016.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)

SSGA Retirement 2020 Fund
The SSGA Retirement 2020 Fund starts out with an equity and bond allocation suitable from now until the year 2020 and beyond. As of December 31, 2016, this fund has a mix of 48% equities and 52% bond and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond and money market fund allocations as the retirement date approaches until the asset mix is approximately the same as the SSGA Retirement Income Fund.

SSGA Retirement 2030 Fund
The SSGA Retirement 2030 Fund starts out with an equity and bond allocation suitable from now until the year 2030 and beyond. As of December 31, 2016, this fund has a mix of 70% equities and 30% bond and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond and money market fund allocations as the retirement date approaches until the asset mix is approximately the same as the SSGA Retirement Income Fund.

SSGA Retirement 2040 Fund
The SSGA Retirement 2040 Fund starts out with an equity and bond allocation suitable for the full time horizon - from now until the year 2040 and beyond. As of December 31, 2016, this fund has a mix of 82% equities and 18% bond and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond and money market fund allocations as the retirement date approaches until the asset mix is approximately the same as the SSGA Retirement Income Fund.

SSGA Retirement 2050 Fund
The SSGA Retirement 2050 Fund starts out with an equity and bond allocation suitable for the full time horizon - from now until the year 2050 and beyond. As of December 31, 2016, this fund has a mix of 86% equities and 14% bond and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond and money market fund allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2060 Fund
The SSGA Retirement 2060 Fund starts out with an equity and bond allocation suitable for the full time horizon - from now until the year 2060 and beyond. As of December 31, 2016, this fund has a mix of 86% equities and 14% bond and money market funds. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond and money market fund allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

Sonoco Stock Fund
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

Stable Value Fund
The Stable Value Fund (the “Fund”) is a separately managed fund that invests in fully benefit-responsive SICs, which are supported by underlying assets owned by the Plan, including a pooled separate account and collective trusts. Assets underlying the pooled separate account and collective trusts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. The fully benefit-responsive investment contracts are included in the financial statements of the Plan at contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
Stable Value Fund (Continued)
Security-backed SIC contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the Plan, including a merger with another Plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 3.    Investments (Continued)
The following table presents the investments held by the Plan and Master Trust as of December 31:

(in thousands of dollars)	2016	2015
Common Stock and Mutual Funds
Sonoco Stock Fund	$63,167	$55,277
Self-Directed Brokerage Account	6,129	5,831
Collective Trusts
S&P 500 Index Fund	198,758	184,530
S&P Mid-Cap Fund	83,235	71,754
Bond Market Index Fund	70,292	68,824
International Stock Index Fund	70,160	69,298
Russell 2000 Index Fund	52,836	46,300
SSgA Retirement 2030 Fund	48,136	40,326
SSgA Retirement 2020 Fund	35,320	32,075
SSgA Retirement 2040 Fund	33,903	27,854
SSgA Retirement 2050 Fund	12,499	10,153
SSgA Retirement Income Fund	6,459	6,832
SSgA Retirement 2060 Fund	2,132	—

Stable Value Fund
Synthetic investment contracts	181,988	172,583
Collective trusts	16,961	24,584
	198,949	197,167

Total investments	$881,975	$816,221

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements
The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in a three-tier value hierarchy to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2016	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$63,167	—	$63,167	$—	$—
Mutual Funds, Common Stock, and Cash Equivalents (b)	6,129	—	6,129	—	—
Collective Trusts (c)	613,730	613,730	—	—	—
Total fair value of investments	$683,026	613,730	$69,296	$—	$—

(in thousands of dollars)	December 31, 2015	Assets Measured at NAV (d)	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Company Common Stock (a)	$55,277	$—	$55,277	$—	$—
Mutual Funds, Common Stock, and Cash Equivalents (b)	5,831	—	5,831	—	—
Collective Trusts (c)	557,946	557,946	—	—	—
Total fair value of investments	$619,054	$557,946	$61,108	$—	$—
(a) Company Common Stock includes investment of shares of Sonoco Stock in the Sonoco Stock Fund, which is a publicly traded instrument valued using stated market value and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(b) Mutual Funds, Common Stock, and Cash Equivalents include investments held in the Self-Managed Account. In addition to common stock, the Self-Managed Account Fund is also comprised of highly diversified mutual funds and cash equivalents held for liquidity purposes. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.
(c) The Collective Trusts consist of the Plan’s investment for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Collective Trust's net asset values.
(d) Certain assets are measured at the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 4.    Fair Value Measurements (Continued)
The Plan currently has no non-financial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the fair value of investments held at the end of the period are reported in “Net appreciation/(depreciation) in fair value of Plan investments” in the “Statements of Changes in Net Assets Available for Benefits.”
Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2016 and 2015, there were no transfers in or out of levels 1, 2, or 3.

Note 5.    Related Party Transactions
Certain Plan investments, including investments in the collective trusts and money market funds, are managed by SSGA and SSBT. Underlying investments in the Stable Value Fund are sponsored by the investment manager for the fund, Wells Fargo, N.A., which qualifies as a party-in-interest. As the Plan Trustee, GWFS issued, managed, or had custodial relationships with certain Plan investments. Therefore, transactions related to these investments qualify as party-in-interest transactions. In addition, the recordkeeper Empower was paid administrative fees throughout the year. Fees paid by the Plan to these related parties amounted to approximately $1,197,000 and $1,654,000 for the years ended December 31, 2016 and 2015, respectively.

At December 31, 2016 and 2015, the Plan held approximately 1,199,000 and 1,350,000 shares, respectively, of common stock of the Company with a fair value of approximately $63,167,000 and $55,277,000, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income on the common stock of the Company of approximately $1,865,000 and $1,886,000, respectively.

Note 6.    Tax Status
The Internal Revenue Service (“IRS”) has determined and informed Sonoco ("Plan Administrator") by a letter dated February 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. A request by the Plan for a new determination letter was made, as required.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Sonoco Retirement and Savings Plan
Notes to Financial Statements

Note 8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2016	2015
Net assets available for benefits per the financial statements	$924,548	$857,325
Plus:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
	1,739	1,883
Net assets available for benefits per Form 5500	$926,287	$859,208
The following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500:

Year ended
December 31,
(in thousands of dollars)	2016
Increase in net assets available for benefits per the financial statements
67,223
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
(144)
Increase in net assets available for benefits per Form 5500
$67,079

Note 9.    Subsequent Events
On October 28, 2016, Sonoco acquired Plastic Packaging Inc. ("PPI"). On March 1, 2017, subsequent to year end, approximately $3,749,000 of assets from PPI's 401(k) plan were transferred into the Plan. This transfer will be reflected in the financial statements for the year ended December 31, 2017.

Supplemental Schedule

Sonoco Savings and Retirement Plan
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2016

(in thousands of dollars)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Number of Shares or Units	Current or Market Value
Identity of Issuer, Borrower, Lessor, or Similar Party

Common Stock and Mutual Funds
Sonoco Products Company*	Sonoco Stock Fund	1,199,179	$63,167
Empower Retirement*	Self-Managed Account	**	6,129
Collective Trusts
StateStreet Global Advisors*	S&P 500 Index Fund	4,066,888	198,758
StateStreet Global Advisors*	S&P Mid-Cap Fund	2,683,270	83,235
StateStreet Global Advisors*	Bond Market Index Fund	5,175,592	70,292
StateStreet Global Advisors*	International Stock Index Fund	3,755,469	70,160
StateStreet Global Advisors*	Russell 2000 Index Fund	2,050,125	52,836
StateStreet Global Advisors*	SSgA Retirement 2030 Fund	4,020,060	48,136
StateStreet Global Advisors*	SSgA Retirement 2020 Fund	3,019,032	35,320
StateStreet Global Advisors*	SSgA Retirement 2040 Fund	2,807,276	33,903
StateStreet Global Advisors*	SSgA Retirement 2050 Fund	1,032,865	12,499
StateStreet Global Advisors*	SSgA Retirement Income Fund	584,498	6,459
StateStreet Global Advisors*	SSgA Retirement 2060 Fund	205,315	2,132

Stable Value Fund
Prudential Insurance Company of America	Synthetic Investment Contract, 2.11%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.60%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 1.93%
Wells Fargo, N.A.*	Fixed Income Fund F		93,932
Wells Fargo Fixed Income Funds L
Prudential Insurance Company of America	Synthetic Investment Contract, 2.03%
Transamerica Premier Life Ins. Co.	Synthetic Investment Contract, 2.49%
Voya Ret. Ins. and Annuity Co.	Synthetic Investment Contract, 1.81%
Wells Fargo, N.A.*	Fixed Income Fund L		44,426
Metropolitan Separate Account
Metropolitan Life Ins. Co.	Synthetic Investment Contract, 3.11% (a)
Metropolitan Life Ins. Co.	Separate Account #613		43,630

Wells Fargo, N.A.*	Collective trust, Wells Fargo Stable Return Fund W	199,595	10,682
Wells Fargo, N.A.*	Collective trust, Wells Fargo Short-Term Investment Fund S	6,279,012	6,279
			$881,975
Notes receivable from participants*	Notes receivable from participants have interest rates ranging from 4.25% to 10.5%, with varying maturity dates from 2017 to 2036		28,256
			$910,231
* Represents a party-in-interest to the Plan
(a) Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund
** Comprised of a mix of mutual funds, common stocks, and cash equivalents that are converted into units of the Self-Managed Account

SIGNATURES
The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO RETIREMENT AND SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 26, 2017	By:	/s/ Barry L. Saunders
Date		Barry L. Saunders
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23-1
Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Retirement and Savings Plan